FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February 2002

Groupe Danone
(Translation of registrant's name into English)

7, rue de Téhéran
75008 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated February 4, 2002 announcing Groupe Danone's take-over of Zywiec Zdroj.

DANONE

GROUPE DANONE TAKES CONTROL OF ZYWIEC ZDROJ, LEADER IN THE POLISH BOTTLED WATER MARKET

Groupe DANONE has signed an agreement allowing it to acquire 88% of the capital of Zywiec Zdroj, n°1 in the Polish bottled water market.

With a turnover of Euros 45 million in 2001, Zywiec Zdroj is the leader in a highly dynamic market which, with 1.3 billion litres of water per year, is the largest in Eastern Europe.

In April 2001, Groupe DANONE had already taken up a 50% stake in the company, which is experiencing strong growth.

The take-over has been approved by the Polish antitrust authorities.

This move confirms Groupe DANONE's leading position in Poland in each of its three core businesses: Fresh Dairy Products, Beverages and Biscuits, and reinforces its position as world leader (volume) of water.

Paris, February 4th 2002

For further information :
Direction de la Communication : 33 1 44 35 20 70 / 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Groupe Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2002

GROUPE DANONE

By: /s/ EMMANUEL FABER
Name: Emmanuel Faber
Title: Senior Executive Vice-President, Chief Financial Officer